NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Exxon Mobil Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of letter, sent by email by Kyle Seeley, Corporate Governance and ESG Officer, New York State Common Retirement Fund

An open letter to ExxonMobil shareholders from the Church Commissioners for England and New York State Common Retirement Fund

Re: Voting at ExxonMobil annual shareholders’ meeting, May 27, 2020

Dear Fellow ExxonMobil Shareholder,

We write as leads of the Climate Action 100+ engagement with ExxonMobil to ask for your support at ExxonMobil’s annual shareholders’ meeting on May 27th.

These are extraordinary times for all of us, and they are especially so for the oil and gas industry, which is seeing unprecedented demand destruction due to the Covid- 19 crisis. We are conscious of the extreme pressure that all companies in the sector, and their workforces, are under and express our thanks for the vital work being undertaken to ensure short-term business survival.

At the same time, we believe that this is not a time to lose sight of the long-term challenges for the oil and gas industry. Current circumstances show how vital it is that oil and gas businesses are ready for an ever more uncertain future. As the climate crisis worsens and the energy transition proceeds, oil and gas demand will remain hard to predict and competition for market share is likely to be fierce in an industry facing long-term decline in demand for its products. Indeed, peak demand could be hastened by changes in habits that result from current emergency measures.

It is on account of our concern for the long term that, for the second consecutive year, both our institutions are taking the extraordinary step of voting against the re- election of the entire ExxonMobil board; we are both voting for Item 4, the shareholder proposal regarding an Independent Chair; and we are both voting for Item 9, the shareholder proposal regarding a Report on Lobbying.

Our voting intentions are, again, a measure of our profound dissatisfaction with ExxonMobil’s approach to climate change risks and the governance failures that underpin it. We believe that ExxonMobil can do so much better, and that a change in strategy and governance can bring about a long overdue improvement in shareholder returns.

The fundamental premise of Climate Action 100+ is that, given the world’s growing resolve on climate change, companies associated with high carbon emissions must reduce these emissions across their value chain, consistent with the Paris Agreement’s goal of limiting the global average temperature increase to well below 2°C; and that if companies do this, everyone’s risks are diminished and positive prospects enhanced – companies’, shareholders’ and society’s.

The initiative operates on the basis that good corporate governance will allow companies and shareholders to engage constructively and address the climate emergency together.

A growing number of oil and gas companies covered by Climate Action 100+ have responded in outstanding fashion and committed to become net zero emissions businesses by 2050 – across both their operations and their products – including BP, Repsol and Royal Dutch Shell. They have also enhanced their oversight of lobbying by industry associations to clamp down on indirect lobbying against the achievement of the Paris goals.

ExxonMobil, by contrast, has been uniquely resistant to accepting responsibility for the emissions associated with its business. It has refused to disclose the emissions associated with the use of the energy products it sells. It insists on planning its future production on the basis of demand growth consistent with 3°C of warming by 2100. Most perversely, and damaging to shareholder returns, it is investing to grow its hydrocarbons production by 25% by 2025, a growth rate in excess of even a 3°C pathway. It has also spurned suggestions for improved oversight of and transparency on lobbying.

ExxonMobil says that “the Paris Agreement does not contemplate or require individual companies to decrease production to align with the goal of maintaining global temperature rise to below 2°C”.1 While professing support for the Paris Agreement, ExxonMobil is acting in full defiance of it.

On top of this, ExxonMobil has actively worked to prevent shareholders from expressing their views on its strategy. For two years running, ExxonMobil has blocked shareholder resolutions, co-filed this year by the Church Commissioners, and last year by both the Church Commissioners and New York State Common Retirement Fund, that would have given shareholders a vote on whether they support emissions reduction consistent with the goals of the Paris Agreement.

Last year, ExxonMobil blocked a resolution asking it to set emissions reduction targets consistent with the goals of the Paris Agreement. This year, ExxonMobil blocked a resolution asking it to disclose if, and how, it plans to reduce its total contribution to climate change and align its operations and investments with the Paris Agreement’s goal of maintaining the global average temperature rise to well below 2°C.

As the world, ExxonMobil’s peers, and investors confront the climate emergency, ExxonMobil is carrying on as if nothing has changed. It is crystal clear to us that ExxonMobil’s inadequate response to climate change constitutes a broad failure of corporate governance and a specific failure of independent directors to oversee management.

We have no doubt that, at this time, ExxonMobil would be better able to form a more thoroughly tested and successful strategy, and to engage effectively with its shareholders, if the company had an independent board chair. We believe that an independent board chair and the disclosure of lobbying are important first steps in restoring oversight and good governance practices at ExxonMobil.

_______________________________

1 ExxonMobil 2020 Energy and Carbon Summary

In short, we believe that the time has come for ExxonMobil shareholders to insist, unequivocally, on change. We believe that ExxonMobil directors must be held to account for this broken state of affairs.

As Climate Action 100+ ExxonMobil leads, the Church Commissioners for England and New York State Common Retirement Fund encourage all ExxonMobil shareholders to:

1.	Implement a strong voting stance on director election in line with their own voting policies (Item 1);
2.	Vote FOR the shareholder proposal regarding an Independent Chair (Item 4); and
3.	Vote FOR the shareholder proposal regarding a Report on Lobbying (Item 9).

If you are an asset owner who has delegated voting to your asset manager, we urge you to discuss your asset manager’s voting intentions with them as soon as possible.

Thank you for your support.

Church Commissioners for England & New York State Common Retirement Fund

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.